UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ARMSTRONG FLOORING, INC.
(Exact name of Registrant as specified in its charter)

Delaware	001-37589	47-4303305
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. employer Identification number)

2500 Columbia Avenue, PO Box 3025, Lancaster, Pennsylvania		17604
(Address of principal executive offices)		(Zip Code)

Dominic Rice (717) 672-7808
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Armstrong Flooring, Inc. (“AFI”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2016. When we refer to “we,” “our” and “us” in this document, we are referring to AFI and its subsidiaries.

For the purposes of the Rule and this report, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. The “Covered Countries” referred to in this report are the Democratic Republic of the Congo (the “DRC”) and countries that share an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola).

On April 1, 2016, we became an independent public company as a result of the separation by Armstrong World Industries, Inc. (“AWI”) of its Resilient Flooring and Wood Flooring segments from its Building Products segment (the “Separation”). Accordingly, this is our first Form SD filing. Prior to this Form SD, AWI included our resilient and wood flooring products in its Form SD. Pursuant to the documents effectuating the Separation, we obtained all historic due diligence data pertaining to our products. We followed the same process for this filing that was established by AWI prior to Separation.

Our in-house subject matter experts assessed our products to identify whether any Conflict Minerals were necessary to the functionality or production of any of our products. We identified tin as the only Conflict Mineral that was necessary to such functionality or production. We conducted a good faith reasonable country of origin inquiry (“RCOI”) by surveying any supplier who may supply us materials containing tin, to determine whether the tin originated in the Covered Countries and whether any of the tin may be from recycled or scrap sources.

The survey was based on a variation of the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative Conflict Minerals Reporting Template. All responses were reviewed in detail. We followed up as necessary by conducting due diligence on any supplier using tin where the tin was not from recycled or scrap sources.

See our Conflict Minerals Report for details related to our RCOI and necessary due diligence procedures related to Conflict Minerals.

A copy of our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.armstrongflooring.com.

Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this report.

SECTION 2 - EXHIBITS
Item 2.01 Exhibits
The following exhibit is filed as part of this Report on Form SD:

Exhibit Number	Description
1.01	Conflict Minerals Report of Armstrong Flooring, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Armstrong Flooring, Inc.
(Registrant)

Date:	May 30, 2017

By:	/s/ Dominic C. Rice

Dominic C. Rice
Senior Vice President Global Operations & Manufacturing

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report of Armstrong Flooring, Inc.